Consent of Independent Registered Public Accounting Firm

The Board of Directors
Validian Corporation:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.  Our report dated March 24, 2005 contains an explanatory paragraph that states that the Corporation has no revenues, negative working capital and has incurred a loss for the year as well as negative cash flow from operating activities in the same period.  In addition, the Corporation has accumulated a deficit and its economic viability is dependant on its ability to finalize the development of its principal products, generate sales and finance operational expenses, all of which raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG, LLP

Ottawa, Canada

July 8, 2005